Exhibit 99.1

SSE Stock Code: 688472 SSE	Stock Abbreviation: CSI Solar

CSI Solar Co., Ltd.

2025 Third Quarter Report

The board of directors of CSI Solar Co., Ltd. (the “Company”) and all members of the board of directors guarantee that the information of this public announcement contains no misrepresentations, misleading statements or material omissions, and they are legally responsible for the truthfulness, accuracy and completeness of the information contained herein.

Important Notice:

The board of directors, the supervisory committee, the directors, supervisors, and senior management members of the Company guarantee that the information contained in this quarterly report is true, accurate, and complete without any false information, misleading statements or material omissions, and severally and jointly accept legal responsibility for the above.

The person in charge of the Company, person in charge of accounting function, and the person in charge of accounting institution (head of accounting department) guarantee that the financial statements contained in this quarterly report are true, accurate, and complete.

Whether the financial statements for the third quarter have been audited:

☐ Yes √ No

1. Key Financial Data

(1) Key Accounting Data and Financial Indicators

Unit: Yuan Currency: RMB

Item	Current Reporting Period	Increase/Decrease Over the Same Period Last Year (%)	For the Period from the Beginning of the Year to the End of the Current Reporting Period	Increase/Decrease Over the Same Period Last Year (%)
Operating revenue	10,218,390,884.68	-16.38	31,270,481,519.57	-8.51
Total profits	164,397,077.18	-79.08	1,006,771,269.93	-55.35
Net profit attributable to the shareholders of the Company	257,933,619.74	-63.96	988,933,550.08	-49.41
Net profit attributable to the shareholders of the Company after deducting non-recurring gains and losses	283,569,896.27	-56.77	1,119,402,328.01	-40.59
Net cash flow from operating activities	1,687,379,965.34	67.17	5,469,244,974.83	120.93
Basic earnings per share (RMB/share)	0.07	-65.00	0.27	-49.06
Diluted earnings per share (RMB/share)	0.07	-65.00	0.27	-49.06
Weighted average return on equity (%)	1.10	Decreased by 2.13 percentage points	4.28	Decreased by 4.51 percentage points
Total R&D expenditure	143,052,329.30	-33.80	497,539,309.09	-22.14
R&D expenditure as a percentage of operating revenue (%)	1.40	Decreased by 0.37 percentage points	1.59	Decreased by 0.28 percentage points
	End of Current Reporting Period	End of Previous Year		Increase/Decrease at the End of Current Reporting Period over the End of Previous Year (%)
Total assets	68,967,567,093.20	65,358,725,774.94		5.52
Equity attributable to the shareholders of the Company	23,482,544,021.47	22,901,516,044.38		2.54

Note: “Current reporting period” refers to the three-month period from the beginning to the end of the quarter, unless otherwise stated.

(2) Non-recurring Gain and Loss Items and Amounts

√ Applicable ☐ Not applicable

Unit: Yuan Currency: RMB

Non-recurring Gain and Loss Items	Amount for the Current Reporting Period	Amount from the Beginning of the Year to the End of the Reporting Period	Explanation
Gains and losses on disposal of non-current assets, including the written-off portion of asset impairment provisions made	-34,255,285.80	-60,277,448.41
Government grants included in the current profit and loss, except for those which are closely related to the Company’s ordinary operations, comply with national policies and regulations, and continuously received in certain standard amounts or quantities	21,264,126.98	84,201,918.69
Gains and losses from changes in fair value of financial assets and liabilities by non-financial enterprise, and gains and losses on disposal of financial assets and liabilities, except for effective hedging transactions related to the Company’s ordinary operations	-46,054,818.15	-186,756,574.11
Profits and losses from entrusting investment or management of assets to others	11,952,976.31	33,143,676.01
Reversal of provision for impairment of accounts receivable and contract assets that are individually tested for impairment	1,689,317.54	10,988,685.93
Other non-operating gains and losses other than the above	15,301,504.07	-33,828,870.71
Less: Effect of income tax	-4,489,093.30	-22,087,678.42
Effect of minority interests (after tax)	23,190.78	27,843.75
Total	-25,636,276.53	-130,468,777.93

Explanations shall be given on significant items classified as non-recurring gains and losses by the Company that are not set out in the “Explanatory Announcement No. 1 on Information Disclosure by Companies Offering Securities to the Public - Non-recurring Gain and Loss”, and on non-recurring gains and losses items set out in the “Explanatory Announcement No. 1 on Information Disclosure by Companies Offering Securities to the Public - Non-recurring Gain and Loss” but classified as ordinary gains and losses by the Company.

☐ Applicable √ Not Applicable

(3) Changes in Key Accounting Data and Financial Indicators and the Reasons Thereof

√ Applicable ☐ Not Applicable

Item	Change (%)	Main Reason
Total profits	-79.08	Mainly due to the decrease in average selling price (“ASP”) during the reporting period, which caused the operating revenue to decrease compared with the same period last year. At the same time, tariffs and freight costs increased, which lowered the gross margin. In addition, part of the impact was offset by the growth in energy storage revenue and the decrease in comprehensive manufacturing costs.
Total profits _from beginning of the year to the end of current reporting period	-55.35
Net profit attributable to the shareholders of the Company _current reporting period	-63.96
Net profit attributable to the shareholders of the Company _from beginning of the year to the end of current reporting period	-49.41
Net profit attributable to the costs. shareholders of the Company after deducting non-recurring gains and losses _ current reporting period	-56.77
Net profit attributable to the shareholders of the Company after deducting non-recurring gains and losses _from beginning of the year to the end of current reporting period	-40.59
Net cash flow from operating activities _ current reporting period	67.17	Mainly due to the increase in sales receipts, and the decrease in procurement expenditure compared to the same period last year caused by the continuous optimization of inventory management.
Net cash flow from operating activities _from beginning of the year to the end of current reporting period	120.93
Basic earnings per share (RMB/share) _ current reporting period	-65.00	A decrease in net profit resulting in a decrease in basic earnings per share compared to the same period last year.
Basic earnings per share (RMB/share) _from beginning of the year to the end of current reporting period	-49.06
Diluted earnings per share (RMB/share) _ current reporting period	-65.00	A decrease in net profit resulting in a decrease in diluted earnings per share compared to the same period last year.
Diluted earnings per share (RMB/share) _from beginning of the year to the end of current reporting period	-49.06

2. Shareholder Information

(Omitted)

3. Other Reminders

Other important information about the Company’s operations during the Reporting Period that should be brought to the attention of investors

√ Applicable ☐ Not Applicable

In the first three quarters of 2025, the Company reported operating revenue of RMB31.27 billion and net profit attributable to shareholders after deducting non-recurring gains or losses of RMB1.12 billion. Among them, in the third quarter the Company achieved an operating revenue of RMB10.22 billion and a net profit attributable to shareholders after deducting non-recurring gains or losses of RMB0.284 billion. The Company has successfully maintained profitability and generated positive operating cash flow, by leveraging its first-mover advantage in utility-scale energy storage, robust overseas channels and international corporate culture. The net cash flow from operating activities of the Company in the first three quarters was nearly RMB5.5 billion, demonstrating strong financial health and risk resilience.

Solar business: For the nine months ended September 30, 2025, the Company shipped 19.9 GW of modules, including 5.1 GW shipped in the third quarter. The Company has actively responded to and acted on the national “anti-involution” call throughout the year. It adheres to the “profit-first” principle in its sales strategy throughout the year, proactively reducing shipments, orderly advancing the optimization of global production capacity layout, and steadily increasing its shipment volume and market share advantages in high-value markets, to enhance the profitability of the module business.

Energy storage business: For the nine months ended September 30, 2025, the Company’s shipments of utility-scale energy storage products reached 5.8 GWh, a year-on-year increase of 32%, including 2.7 GWh in the third quarter, a year-on-year increase of 50%. The energy storage segment has made significant contributions to the Company’s overall performance in the third quarter.

Facing challenges arising from industry supply-demand dynamics and geopolitics, the Company will continue to leverage technological innovation and its global layout to navigate the changes. It aims to steadily release core value and create sustainable returns for investors.

4. Quarterly Financial Statements

(1) Type of audit opinion

☐ Applicable √ Not Applicable

(2) Financial Statements

Consolidated Balance Sheet

September 30, 2025

Prepared by: CSI Solar Co., Ltd.

Unit : Yuan Currency: RMB Audit Type: Unaudited

Item	September 30, 2025	December 31, 2024
Current assets:
Monetary funds	12,524,701,113.98	11,688,826,909.43
Financial assets held for trading	2,183,858,917.57	2,034,882,788.51
Derivative financial assets	20,960,925.21	92,806,634.35
Notes receivable	660,153,976.63	861,481,990.38
Accounts receivable	6,892,738,937.67	9,155,179,851.63
Receivables financing	121,991,028.79	138,466,445.78
Prepayments	1,273,635,813.38	659,388,304.28
Other receivables	2,609,788,972.58	914,947,840.43
Inventories	7,610,069,009.65	7,163,763,035.24
Contract assets	2,398,685,110.19	2,195,888,307.53
Other current assets	1,620,481,201.87	1,512,341,392.54
Total current assets	37,917,065,007.52	36,417,973,500.10
Non-current assets:
Long-term equity investments	453,558,184.95	396,036,414.04
Other equity investments	87,786,751.75	122,266,659.55
Other non-current financial assets	655,502,830.58	541,202,830.89
Fixed assets	15,491,038,493.19	16,852,039,016.37
Construction in progress	6,309,590,049.30	4,145,424,210.00
Right-of-use assets	1,760,910,891.48	1,491,204,182.40
Intangible assets	798,754,722.80	814,944,781.53
Long-term prepaid expenses	1,447,600,972.76	1,398,527,116.94
Deferred tax assets	2,936,077,475.03	2,212,763,910.66
Other non-current assets	1,109,681,713.84	966,343,152.46
Total non-current assets	31,050,502,085.68	28,940,752,274.84
Total assets	68,967,567,093.20	65,358,725,774.94

Current liabilities:
Short-term loan	7,598,420,222.02	7,963,341,808.45
Derivative financial liabilities	21,721,001.60	98,752,064.87
Notes payable	5,299,236,067.05	4,582,688,810.15
Accounts payable	6,004,340,329.66	6,262,635,437.93
Contract liabilities	3,127,915,589.63	2,967,105,761.40
Employee benefits payables	368,793,013.71	345,496,157.60
Taxes payable	1,291,625,179.78	918,855,295.82
Other payables	5,638,649,824.98	6,457,923,476.87
Non-current liabilities due within one year	3,690,650,309.08	2,222,200,018.84
Other current liabilities	54,387,607.66	56,506,789.55
Total current liabilities	33,095,739,145.17	31,875,505,621.48
Non-current liabilities:
Long term loan	7,465,705,784.13	6,368,795,253.15
Lease liabilities	1,804,699,489.75	1,431,572,455.20
Long-term payables	36,020,279.52	2,234,604.13
Estimated liabilities	979,798,330.63	621,000,125.23
Deferred income	1,109,765,153.63	1,208,669,987.90
Deferred income tax liabilities	108,010,581.19	117,432,957.46
Other non-current liabilities	887,915,168.67	856,754,597.79
Total non-current liabilities	12,391,914,787.52	10,606,459,980.86
Total Liabilities	45,487,653,932.69	42,481,965,602.34
Owner’s equity (or shareholders’ equity):
Paid-in capital (or equity)	3,688,217,324.00	3,688,217,324.00
Capital reserve	7,923,394,984.17	7,851,247,693.96
Less: Treasury stock	894,099,275.18	566,350,601.81
Other comprehensive income	-29,552,318.09	-203,725,099.81
Surplus reserve	198,658,135.88	198,658,135.88
Undistributed profits	12,595,925,170.69	11,933,468,592.16
Total equity attributable to the Company (or shareholders’ equity)	23,482,544,021.47	22,901,516,044.38
Minority interests	-2,630,860.96	-24,755,871.78
Total owners’ equity (or shareholders’ equity)	23,479,913,160.51	22,876,760,172.60
Total liabilities and owners’ equity (or shareholders’ equity)	68,967,567,093.20	65,358,725,774.94

Person in charge of the Company: Qu Xiaohua

Person in charge of accounting function: Pan Naihong

Person in charge of accounting institution: Kuai Guofeng

Consolidated Income Statement

January-September 2025

Prepared by: CSI Solar Co., Ltd.

Unit: Yuan Currency: RMB Audit Type: Unaudited

Item	First three quarters of 2025 (January –September)	First three quarters of 2024 (January –September)
I. Total operating revenue	31,270,481,519.57	34,178,266,448.31
Including: Operating revenue	31,270,481,519.57	34,178,266,448.31
2. Total operating costs	30,804,940,364.02	31,747,559,230.75
Including: Operating costs	27,901,500,869.02	29,066,240,967.29
Taxes and surcharges	115,847,604.50	99,702,041.26
Selling expenses	819,594,066.16	788,092,278.70
Administrative expenses	1,372,497,877.69	1,088,017,006.27
R&D expenses	497,539,309.09	639,037,847.32
Financial expenses	97,960,637.56	66,469,089.91
Including: Interest expense	437,589,452.21	359,902,865.73
Interest income	197,359,408.14	232,448,958.09
Add: Other income	1,675,154,410.29	552,583,525.76
Investment income (losses indicated by “-”)	-146,417,767.81	-22,669,782.44
Including: Gains from investment in associates and joint ventures	23,481,797.97	22,064,271.87
Gains from changes in fair value (losses indicated by “-”)	19,481,157.93	60,767,152.45
Credit impairment losses (losses indicated by “-”)	-147,203,262.63	-78,926,735.30
Impairment loss on assets (losses indicated by “-”)	-766,804,147.20	-794,549,025.88
Gain on disposal of assets (losses indicated by “-”)	-35,272,341.28	679,612.11
3. Operating profit (losses indicated by “-”)	1,064,479,204.85	2,148,591,964.26
Add: Non-operating income	39,716,400.38	149,384,961.27
Less: Non-operating expenses	97,424,335.30	43,278,846.22
4. Total profits (total losses indicated by “-”)	1,006,771,269.93	2,254,698,079.31
Less: Income tax expense	-4,287,290.96	324,240,184.39
5. Net profit (net loss indicated by “-”)	1,011,058,560.89	1,930,457,894.92
(1) Classified by continuity of operations
1. Net profit from continuing operations (net loss indicated by “-”)	1,011,058,560.89	1,930,457,894.92
(2) Classified by ownership
1. Net profit attributable to the shareholders of the Company (net loss indicated by “-”)	988,933,550.08	1,954,902,080.37
2. Profit and loss attributable to minority shareholders (net loss indicated by “-”)	22,125,010.81	-24,444,185.45
6. Other comprehensive income, net of tax	184,121,744.83	128,976,305.88
(1) Other comprehensive income attributable to owners of the Company, net of tax	184,121,744.83	128,976,305.88
1. Other comprehensive income that cannot be reclassified into profit or loss	-190,936.95	6,748,851.18
(1) Changes in fair value of other equity instrument investments	-190,936.95	6,748,851.18
2. Other comprehensive income to be reclassified into profit and loss	184,312,681.78	122,227,454.70
(1) Exchange difference arising from translation of foreign currency financial statements	184,312,681.78	122,227,454.70
7. Total comprehensive income	1,195,180,305.72	2,059,434,200.80
(1) Total comprehensive income attributable to owners of the Company	1,173,055,294.91	2,083,878,386.25
(2) Total comprehensive income attributable to minority shareholders	22,125,010.81	-24,444,185.45
8. Earnings per share:
(1) Basic earnings per share (RMB/share)	0.27	0.53
(2) Diluted earnings per share (RMB/share)	0.27	0.53

In the current reporting period, for enterprises under the same control, the net profit achieved by the merged entity before the merger was nil, and the net profit achieved by the merged entity in the previous period was nil.

Person in charge of the Company: Qu Xiaohua

Person in charge of accounting function: Pan Naihong

Person in charge of accounting institution: Kuai Guofeng

Consolidated Cash Flow Statement

January- September 2025

Prepared by: CSI Solar Co., Ltd.

Unit: Yuan Currency: RMB Audit Type: Unaudited

Item	First three quarters of 2025 (January –September)	First three quarters of 2024 (January –September)
1. Cash flow from operating activities:
Cash received from sale of goods and provision of services	47,171,225,937.65	49,438,069,242.80
Tax refunds received	15,675,572.83	9,291,725.05
Other cash received related to operating activities	3,692,915,655.79	5,405,799,653.31
Subtotal of cash inflow from operating activities	50,879,817,166.27	54,853,160,621.16
Cash paid for purchase of goods and services rendered	36,546,710,836.77	41,335,127,875.63
Cash paid to and on behalf of employees	2,042,597,285.89	2,925,155,515.80
Various taxes paid	1,035,540,470.42	1,643,802,924.04
Other cash payments related to operating activities	5,785,723,598.36	6,473,560,228.59
Subtotal cash outflow from operating activities	45,410,572,191.44	52,377,646,544.06
Net cash flow from operating activities	5,469,244,974.83	2,475,514,077.10
2. Cash flows from investing activities:
Cash received from disposal of investments	1,120,528,775.17	128,144,694.67
Cash received from return of investments	132,245,903.16	148,085,284.71
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	4,799,146.63	51,966,963.67
Net cash received from disposal of subsidiaries and other business units	3,372,018.14	18,554,068.43
Subtotal of cash inflows from investing activities	1,260,945,843.10	346,751,011.48
Cash paid for the acquisition and construction of fixed assets, intangible assets and other long-term assets	5,085,851,891.42	6,361,028,568.44
Cash paid for investments	1,672,896,277.33	1,243,921,996.53
Subtotal of cash outflows from investing activities	6,758,748,168.75	7,604,950,564.97
Net cash flows from investing activities	-5,497,802,325.65	-7,258,199,553.49
3. Cash flow from financing activities:
Proceeds from loans	8,739,872,926.23	11,303,215,874.64
Other cash received from financing activities	2,837,862,271.82	4,129,008,695.17
Subtotal of cash inflows from financing activities	11,577,735,198.05	15,432,224,569.81
Cash paid for repayment of loans	6,519,603,201.46	6,914,794,953.60
Cash paid for dividends, profits or interest payments	721,377,659.57	734,493,032.55
Other cash paid for other financing activities	2,246,688,751.53	4,191,237,642.35
Subtotal of cash outflows from financing activities	9,487,669,612.56	11,840,525,628.50
Net cash flow from financing activities	2,090,065,585.49	3,591,698,941.31
4. Effect of changes in exchange rate on cash and cash equivalents	58,064,537.21	6,178,898.76
5. Net increase in cash and cash equivalents	2,119,572,771.88	-1,184,807,636.32
Add: Beginning balance of cash and cash equivalents	7,806,646,753.41	11,855,203,184.55
6. Ending balance of cash and cash equivalents	9,926,219,525.29	10,670,395,548.23

Person in charge of the Company: Qu Xiaohua

Person in charge of accounting function: Pan Naihong

Person in charge of accounting institution: Kuai Guofeng

Adjustments to the financial statements at the beginning of the year upon initial adoption of new accounting standards or interpretation of standards since 2025

☐ Applicable √ Not Applicable

We hereby announce the above.

Board of Directors of CSI Solar Co., Ltd.

October 31, 2025

Safe Harbor/Forward-Looking Statements

Certain statements in this press release, including those regarding the Canadian Solar Inc. (“Canadian Solar”) expected future shipment volumes, revenues, gross margins, and project sales are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “may”, “will”, “expect”, “anticipate”, “future”, “ongoing”, “continue”, “intend”, “plan”, “potential”, “prospect”, “guidance”, “believe”, “estimate”, “is/are likely to” or similar expressions, the negative of these terms, or other comparable terminology. These forward-looking statements include, among other things, our expectations regarding global electricity demand and the adoption of solar and battery energy storage technologies; our growth strategies, future business performance, and financial condition; our transition to a long-term owner and operator of clean energy assets and expansion of project pipelines; our ability to monetize project portfolios, manage supply chain fluctuations, and respond to economic factors such as inflation and interest rates; our outlook on government incentives, trade measures, regulatory developments, and geopolitical risks; our expectations for project timelines, costs, and returns; competitive dynamics in solar and storage markets; our ability to execute supply chain, manufacturing, and operational initiatives; access to capital, debt obligations, and covenant compliance; relationships with key suppliers and customers; technological advancement and product quality; and risks related to intellectual property, litigation, and compliance with environmental and sustainability regulations. Other risks were described in the Canadian Solar’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on April 30, 2025. Although the Canadian Solar believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

Inherent Uncertainty of the Forecast

The forecast should be read in conjunction with the assumptions and qualifications set forth herein. The forecast is based on numerous assumptions, many of which are beyond the control of the Company and Canadian Solar, and some or all of which may not materialize.

Additionally, to the extent that the assumptions inherent in the forecast are based upon future business decisions and objectives, they are subject to change. Although the forecast is presented with numerical specificity and is based on reasonable expectations developed by the Company’s management, the assumptions and estimates underlying the forecast are subject to significant business, economic, regulatory and competitive uncertainties and contingencies, many of which are beyond the control of the Company and Canadian Solar. Accordingly, the forecast is only an estimate and is necessarily speculative in nature. It is expected that some or all of the assumptions in the forecast will not be realized and that actual results will vary from the forecast. Such variations may be material and may increase over time. In light of the foregoing, readers are cautioned not to place undue reliance on the forecast. The forecast should not be regarded as a representation or warranty by Canadian Solar, the Company or any other person that the forecast can or will be achieved.

Chinese GAAP

The Company’s financial statements were prepared in accordance with Chinese GAAP, whereas Canadian Solar’s financial statements are prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). Chinese GAAP differs materially from U.S. GAAP. The Company has not prepared a reconciliation of the financial statements between Chinese GAAP and U.S. GAAP and has not quantified such differences. In addition, Canadian Solar’s financial statements eliminate all intercompany transactions between Canadian Solar and The Company and Recurrent Energy subsidiaries. As a result, the Company’s financial statements are not directly comparable to the corresponding consolidated financial performance of Canadian Solar. Investors should consult their own professional advisors for an understanding of the differences between Chinese GAAP and U.S. GAAP and how those differences might affect the information contained in the financial statements.

Some of the applicable differences between Chinese GAAP and U.S. GAAP include the presentation of the income statement, recognition of share-based compensation, the intraperiod income taxes, the accumulated and unappropriated profits, and the specific standard on assets held for sale.

No Audit or Review

The financial statements have not been audited or reviewed by the independent public accountants of Canadian Solar or the Company. The financial statements should not be relied upon by investors to provide the same type or quality of information as information that has been subject to an audit or review by independent auditors.